EXHIBIT (c)(vi)

Document Entitled

State Budget 2011-12 – Mid Year Fiscal and Economic Review

State Budget 2011 — 12

Mid Year Fiscal and Economic Review

STATE BUDGET 2011-12

MID YEAR FISCAL AND ECONOMIC REVIEW

CONTEXT

The Mid Year Fiscal and Economic Review (MYFER) is published in accordance with the Australian Loan Council’s Uniform Presentation Framework.

The MYFER presents revised fiscal estimates for the current Budget year and the three following years for the General Government, Public Non-financial Corporations (PNFC) and Non-financial Public sectors. These revised estimates take into account developments since the preparation of the 2011-12 Budget.

Key fiscal objectives of the Queensland Government in formulating the 2011-12 MYFER were to:

•	achieve a General Government net operating surplus by no later than 2015-16

•	stabilise net financial liabilities as a proportion of revenue in the Non-financial Public Sector.

Achieving these objectives has required further fiscal consolidation measures to improve the net operating balance, rising to over $550 million in 2014-15 and reducing capital expenditure by over $500 million across the forward estimates.

ECONOMIC OVERVIEW

•

Largely reflecting the impact of natural disasters on exports, economic growth in Queensland slowed to 0.2% in 2010-11, slightly above the unchanged gross state product (GSP) estimated in the 2011-12 Budget for 2010-11.

•

A recovery in exports and continuing strong growth in resource sector investment are anticipated to support economic growth in 2011-12 and 2012-13. However, a deterioration in external conditions means that growth is now predicted to be 4 1/4% in 2011-12 and 5% in 2012-13, lower than the 5% and 5 1/4% forecast respectively at Budget.

•

A faster than previously expected ramp up in resource sector investment should see the level of business investment in 2011-12 and 2012-13 higher than that forecast at Budget. The escalation in the Euro debt crisis has lowered asset prices and confidence and resulted in a slower than anticipated recovery in dwelling investment and weaker than expected growth in household consumption. Weaker external conditions have also weighed on the outlook for exports growth in both 2011-12 and 2012-13.

•

Reflecting both a weaker outlook for labour intensive sectors of the economy and increased caution in staff recruitment, employment is forecast to grow 1 1/2% and 2 1/4% in 2011-12 and 2012-13 respectively, weaker than the 3% and 3 1/4% forecast at Budget time. As a result, the year-average unemployment rate is now forecast to be 5 1/2% in 2011-12 and 5 1/4% in 2012-13, slightly higher than Budget expectations of 5% and 4 3/4% respectively.

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FISCAL OVERVIEW

•

The timing of disaster payments from the Australian Government has a significant impact on Queensland’s operating position across the forward estimates. The 2011-12 General Government net operating balance is expected to be a deficit of $2.853 billion, compared to a Budget estimate of $4.058 billion, reflecting a further disaster related advance payment of $1.4 billion from the Australian Government.

•	Operating deficits are also forecast for 2012-13 and 2013-14. A small headline operating surplus is forecast for 2014-15. These forecasts also reflect the timing of natural disaster cashflows.

•

Forecast lower economic growth is reflected in tax, royalty and GST revenue projections being $1.144 billion less over the period 2011-12 to 2014-15 than projected in the 2011-12 Budget. Policy decisions have lessened the impact of this deterioration.

•	General Government capital purchases are expected to be $7.292 billion in 2011-12, $112 million (1.6%) higher than the 2011-12 Budget estimate of $7.180 billion.

•

Non-financial Public Sector borrowings of $62.352 billion are projected at 30 June 2012, $2.736 billion less than the 2011-12 Budget estimate. By 2014-15, gross borrowings are expected to reach $85.378 billion.

SAVINGS AND REVENUE POLICY MEASURES

The Queensland Government remains committed to improving the State’s fiscal position and meeting its fiscal principles. In this regard, the Government has committed to the following measures in the 2011-12 MYFER:

•	further reductions in the size of the Queensland Public Service through extending the Voluntary Separation Program to contribute towards further ongoing savings of $150 million per annum from 2013-14

•	increased cost recovery for major projects and mining services raising $19 million in a full year and ongoing

•	deferral of the abolition of duty on the transfer of core business assets until the Budget can accommodate the abolition

•	cash bidding for prospective exploration land expected to result in a net gain of $95 million per annum from 2013-14 after related expenses

•	application of transfer duty on the transfer of mining tenures raising $30 million per annum in a full year

•	reducing the holdings of the Estates Construction Fund

•	capital savings of $506.5 million predominately from deferring the Queensland Police Academy.

Further details on the new savings and revenue measures to be implemented by the Queensland Government can be found later in this document.

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ECONOMIC CONDITIONS AND OUTLOOK

External Conditions

A number of risks to the external environment outlined at the time of Budget have eventuated and remain unresolved, resulting in heightened financial market volatility and a weaker outlook for the global economy than previously expected. Queensland’s major trading partner economies are now expected to grow 2 3/4% in 2011 and 3 1/4% in 2012, a downgrade of  1/2 and 1 percentage point respectively since the time of Budget (see Table 1).

Table 1

Queensland major trading partner GDP outlook

(annual % change)

	2010	2011		2012
	Actual	Budget	MYFER	Budget	MYFER
Major trading partners[1]	5.7	3 1/4	2 3/4	4 1/4	3 1/4
Non-Japan Asia[2]	8.1	6	5 1/2	6 1/4	5
China	10.4	9 1/4	9 1/4	9	8 1/4
India	8.5	8	7 1/4	8 1/2	7 1/2
Japan	4.5	0	- 1/2	2 3/4	2
Europe[3]	1.8	1 3/4	1 1/2	1 3/4	1/4
United States	3.0	2 3/4	1 3/4	3 1/4	2

1.	Export weighted.
2.	Includes New Zealand.
3.	Includes United Kingdom.

Sources: Consensus Economics and Queensland Treasury.

Concerns over the debt levels of European governments have escalated significantly in recent months. At the time of Budget, anxiety largely centred on smaller countries, in particular Greece. However, concerns over fiscal sustainability have spread to larger nations such as Italy and Spain. This has seen a rise in borrowing costs, with the spread between Italian and German government bond yields more than doubling since Budget.

With these larger economies integral to the European banking system, measures of interbank funding stress have risen markedly since Budget. While this prompted the US Federal Reserve in concert with other central banks to provide increased US$ liquidity in early December to avert the type of credit squeeze that occurred during the Global Financial Crisis in 2008, this addressed a symptom of the crisis rather than its underlying cause. An European Union Summit meeting in mid-December went some way to addressing the latter, with an expansion in the size of the European Financial Stability Fund via increased funding from the International Monetary Fund, as well as plans for greater fiscal integration of European economies. However, the sheer size of sovereign debt and the lack of detail in the fiscal union proposal mean that a resolution to the European debt crisis still appears some time away. Meanwhile, a still sluggish recovery in the housing and labour markets, as well as uncertainty over policy formulation, have weighed on the economic outlook for the United States.

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These events have translated into weaker consumer and business confidence across most developed economies and seen European and US share markets fall 20% and 10% since Budget (see Figure 1a and Figure 1b). Weaker asset prices, higher funding costs, lower confidence and the need for further austerity measures are now all forecast to see Europe slip back into recession in early 2012 and grow only  1/4% for the full year, compared with 1 3/4% forecast at Budget time. Economic growth in the US is now forecast to be 1 3/4% and 2% in 2011 and 2012, well below the 2 3/4% and 3 1/4% expected at Budget time.

Sources: OECD and Datastream.

At Budget time, economic growth in emerging Asia was anticipated to ease slightly in response to monetary tightening. However, weakness in developed economies has softened the near term outlook, particularly for key manufacturing and export centres in Asia. The US and Europe account for around one third of both India’s and China’s exports – Queensland’s second and third largest export markets. These four economies in turn account for more than half of exports from Japan, Taiwan and Korea. As a result, central banks across emerging Asia have abandoned their tightening bias in order to foster domestic demand as export growth softens. Economic growth in non-Japan Asia is still expected to be a solid 5 1/2% in 2011 and 5% 2012, although below that projected at the time of Budget (see Table 1). Safe haven capital flows have also seen the Yen reach historic highs against the US$, weakening the outlook for Japan – Queensland’s largest market for overseas exports.

With Asia accounting for around three quarters of Queensland’s overseas exports, near term growth in demand for Queensland’s resources has softened. However, with this region expected to be a source of strong resource demand over the long term, the significant expansion in Queensland’s mining investment and export capacity that began in 2010-11 is still expected to gather pace through the rest of 2011-12.

Global events have also dampened business and consumer confidence in Australia (see Figure 2a). This has softened domestic demand and inflationary pressures in non-mining sectors, causing the Reserve Bank of Australia (RBA) to cut official interest rates in both November and December (see Figure 2b). This contrasts with market expectations at Budget time for official interest rates to be raised throughout 2011-12.

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However, despite a more accommodative RBA stance, the A$ has remained largely above parity – barring periods of heightened market stress associated with the Euro debt crisis – and is likely to average slightly higher over the forecast period compared with expectations at Budget time. Support for the A$ partly reflects relatively greater monetary policy easing elsewhere, with the Fed announcing it would keep its funds rate near zero through to mid-2013, the Bank of Japan and Bank of England expanding their quantitative easing programs, and the European Central Bank expected to move to an increasing accommodative stance to support the euro zone. A$ strength also reflects Asia’s increasing role in driving global growth, which has supported commodity prices, mining investment and growth prospects nationally.

Sources: Westpac Melbourne Institute, NAB, RBA and Datastream.

Domestic Economic Outlook

Largely reflecting the impact of natural disasters on exports, economic growth in Queensland was 0.2% in 2010-11, a fraction above the Budget estimate of unchanged gross state product. While exports fell in 2010-11, domestic demand began to recover, largely reflecting a substantial turnaround in business investment.

A recovery in exports and a further surge in resource sector investment are still anticipated to bolster economic growth in 2011-12 and 2012-13. However, the deterioration in external conditions since Budget suggests growth will be 4 1/4% in 2011-12 and 5% in 2012-13, slightly weaker than the 5% and 5 1/4% forecast respectively at Budget (see Table 2). The escalation in the Euro debt crisis has lowered asset prices and confidence and resulted in a slower than anticipated recovery in dwelling investment and weaker than expected growth in household consumption and employment. Further, softer global growth prospects and supply disruptions mean the recovery in coal exports in 2011-12 will be slower than anticipated. In contrast, the outlook for business investment has strengthened, with a faster than anticipated ramp up in LNG investment and more resource projects reaching final investment decision since Budget.

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Table 2

Economic forecasts1

(annual % change)

	2010-11	2011-12		2012-13
	Outcomes	Budget	MYFER	Budget	MYFER
Queensland
Gross state product[2]	0.2	5	4 1/4	5 1/4	5
Employment	2.3	3	1 1/2	3 1/4	2 1/4
Unemployment rate[5]	5.5	5	5 1/2	4 3/4	5 1/4
Inflation[6]	3.3	3	2 1/2	3 1/4	3 3/4
Wage Price Index	3.9	4	3 3/4	4 1/4	3 3/4
Population	1.7	1 3/4	1 3/4	2	2
Australia
Gross domestic product[2]	2.1	4	3 1/4	3 3/4	3 1/4
Employment[4]	2.2	1 3/4	1	1 3/4	1 1/2
Unemployment rate[5]	4.9	4 3/4	5 1/2	4 1/2	5 1/2
Inflation[4,6]	3.6	2 3/4	2 1/4	3	3 1/4
Wage Price Index[4]	3.8	4	3 3/4	4 1/4	3 3/4
Population[3]	1.4	1 1/2	1 1/2	1 1/2	1 1/2

Notes:

1.	All numbers are in year-average terms unless stated otherwise.
2.	Chain Volume Measure, 2008-09 reference year for Queensland; 2009-10 reference year for Australia.
3.	Australian estimates are through-the-year to 31 December.
4.	Seasonally adjusted, through-the-year growth to the June quarter.
5.	Year-average for Queensland; seasonally adjusted estimate for the June quarter for Australia.
6.	Headline inflation in 2012-13 includes a 3/4 of a percentage point contribution from the introduction of the carbon price.

Sources: Queensland Treasury and Australian Government 2011-12 Mid Year Economic and Fiscal Outlook.

Business investment

The level of business investment in 2011-12 and 2012-13 is now expected to be higher than forecast at Budget time. Business investment is now expected to increase by around 35% in 2011-12, up from the 27 3/4% forecast in the 2011-12 Budget. The ramp up in LNG construction has been faster than initially expected, seeing business investment rise by more than 20% in 2010-11, compared with a Budget estimate of 13% growth, and rise by more than 10% in September quarter 2011 alone, to reach a new historic high (see Figure 3a). Despite a deterioration in the near term global outlook, expectations for Asian resource demand to remain strong in the longer term have seen additional resource projects reach final investment decisions since Budget, including BMA’s Caval Ridge coal mine and Wiggins Island port and rail infrastructure.

Sources: ABS 5206.0. ABS 5625.0.

Note: 1. 2011-2012 is an estimate, based on 10 year average realisation ratios.

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Dwelling investment

The dwelling investment outlook has softened since Budget, when investment was forecast to partly recover by 5 3/4% in 2011-12. Civilian population growth slowed further to 11,200 persons in September quarter 2011, dampening owner occupier demand. Lower demand has seen the ABS measure of Brisbane house prices fall 5.2% over the past year. While this benefits housing affordability, weaker prospects for capital gains and greater uncertainty since the escalation in the Euro debt crisis have weighed on investor demand since Budget, as has ongoing tight credit conditions.

These negative effects are expected to be partly offset by the positive impact from recent cuts in official interest rates and the Queensland Government’s Queensland Building Boost grant, which is to be extended until 30 April 2012. With the surge in business investment expected to generate higher migration levels and stronger employment growth next year, the expected recovery in dwelling investment is forecast to strengthen in 2012-13.

Sources: ABS 8731.0. ABS 5206.0.

Household consumption

Growth in household consumption is likely to be lower than the 2 1/4% and 4 3/4% forecast for 2011-12 and 2012-13 respectively at Budget time. In addition to slower than expected growth in employment and wages, a decline in equity prices and a further fall in house prices since the Budget have adversely affected household wealth and confidence. This has constrained households’ willingness and ability to access housing wealth for consumption, and is likely to facilitate greater consumer caution and higher household saving rates than originally expected. A slower than expected recovery in dwelling investment in 2011-12 is also expected to translate into weaker spending on household items. These factors are expected to more than offset the positive impact on disposable incomes from the recent cuts in official interest rates. Nevertheless, growth in consumer spending is still expected to gradually improve over the next two years, reflecting a strengthening in employment growth.

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Exports

Exports growth is expected to be weaker than the 10% and 9 1/2% forecast for 2011-12 and 2012-13 respectively at Budget time, largely reflecting a weaker outlook for coal export volumes. On the supply side, slower progress in pit de-watering and extended industrial action at BMA mines have not only impacted exports, but also elevated hard coking coal contract prices in 2011. On the demand side, however, higher prices have deterred interest from China. Furthermore, while industrial production in major coal markets, such as Japan, Korea, India and Taiwan, is still expected to increase over coming years, the rate of improvement is now projected to be weaker than at Budget time, largely reflecting the impact of weaker US and European economies on export led growth in the Asian region (see Figure 6b).

The outlook for non-coal exports has also softened, with weaker advanced economies and a higher than expected A$ forecast to weigh on the recovery in manufactured exports, as well as on beef and tourism exports. While the Federal Government recently adopted recommendations from the Knight Review into improving the competitiveness of the overseas education market, this is not expected to improve education exports until 2012-13. Rural exports are still forecast to recover strongly from natural disasters, with good growing conditions and high world prices.

Source: ABS unpublished trade data, various ports, Consensus Economics, DataStream and Queensland Treasury.

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Looking further ahead, following the boost to GSP from LNG driven investment over the next few years, exports of LNG are expected to start contributing to economic growth from 2014-15. The three projects currently under construction have the potential to exceed 20 million tonnes of LNG exports per year by the end of the decade and see LNG become the State’s second largest commodity export, behind coal. Several large scale new thermal coal projects currently under consideration also have the potential to significantly boost coal production and exports in the medium term.

Labour market, prices and wages

Reflecting both a weaker outlook for labour intensive sectors of the economy and greater investor caution, employment is forecast to grow 1 1/2% and 2 1/4% in 2011-12 and 2012-13 respectively, slower than the 3% and 3 1/4% forecast at Budget time. Employers have preferred to increase hours worked to existing staff, rather than staffing levels, this year. While total hours worked were 2 3/4% higher in the first five months of 2011-12 relative to the same period a year earlier, employment was only 1% higher. This increase in the average work week partly reflects a delay in hiring decisions given heightened uncertainty and financial market volatility. A weaker than anticipated recovery in dwelling investment and growth in consumer spending has also softened the outlook for jobs growth. This will translate into a slightly higher year average unemployment rate of 5 1/2% in 2011-12 compared with the Budget forecast of 5%.

Source: ABS 6202.0.

Excluding the one off impact of the Australian Government’s carbon pricing scheme, the outlook for inflation, as measured by the Brisbane Consumer Price Index (CPI), has softened. In 2011-12, the CPI is expected to rise 2 1/2% in year-average terms, weaker than the 3% forecast at Budget. This reflects a faster than expected wind back in disaster affected fruit and vegetable prices, while the slower recovery in dwelling investment should result in weaker than anticipated growth in rents and house construction costs. In 2012-13, a slightly higher profile for the A$ and forecast weaker household demand is expected to see weaker price growth in imported goods and services and discretionary goods. However, with the carbon pricing scheme now legislated, this is expected to add  3/4 of a percentage point to inflation next financial year. As a result, headline CPI growth is forecast to be 3 3/4% in 2012-13, higher than the 3 1/4% forecast at Budget time, when a carbon price had not yet been legislated and consequently had not been incorporated into forecasts.

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With a weaker outlook for the labour market and underlying inflation, growth in labour costs, as measured by the Wage Price Index, is also expected to be slightly lower than originally forecast at Budget time (see Table 2).

Risks and Opportunities

The timing associated with major resource sector expansions (LNG in particular) will affect the business investment and economic outlook through the forecast period. It is possible that the timing of investment approval and construction commencement for some major projects could affect the profile for investment growth. In this update, the outlook for business investment has improved as projects have been approved ahead of the profile previously forecast.

Any further escalation in the European debt crisis presents a key risk to the global economic outlook, including emerging Asia. The adverse impact of prolonged financial stress on confidence and wealth would in turn slow the recovery in domestic demand in Queensland, regardless of any easing in monetary policy. Further, the weaker outlook for global activity and commodity prices would push back any recovery in export earnings and possibly lead to some resource projects being delayed.

High sovereign debt levels, combined with the practical difficulty of implementing clear and credible policy responses in a number of major economies, points to an ongoing risk of economic and financial volatility over the next few years.

The latest seasonal outlook from the Bureau of Meteorology suggests that there remains a risk of an above average number of cyclones in eastern Australia this summer, which could disrupt construction activity as well as coal, crop and tourism exports.

If net overseas and interstate migration do not recover as expected, population growth could remain more subdued than currently forecast, resulting in further downward pressure on growth in household consumption and dwelling investment.

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FISCAL OUTLOOK

Table 3

General Government

Key financial aggregates

	2010-11 Actual $ million	2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Revenue	41,957	43,007	44,416	43,631	48,150	50,257
Expenses	43,473	47,065	47,269	47,844	49,410	50,197
Net operating balance	(1,516)	(4,058)	(2,853)	(4,213)	(1,261)	60
Cash surplus/(deficit)	(5,880)	(7,915)	(6,914)	(7,456)	(3,807)	(1,126)
Capital purchases	8,237	7,180	7,292	6,987	6,250	4,810
Net borrowing	1,311	8,931	8,172	9,320	5,556	2,486
Gross borrowing	25,089	33,185	32,158	41,490	47,049	49,549
Net worth	171,222	177,023	171,282	171,271	173,719	178,195
Net debt	(9,047)	(1,528)	(3,206)	4,924	9,015	10,441

The operating balance expected for 2011-12 is a deficit of $2.853 billion compared to a forecast deficit of $4.058 billion at the time of the 2011-12 Budget. The improved position is primarily due to a further advance payment (brought forward from subsequent years) for Natural Disaster Relief and Recovery Arrangements (NDRRA) works from the Australian Government valued at $1.4 billion. This is also the key reason for the deterioration of the 2012-13 net operating balance since the 2011-12 Budget.

Natural Disasters

At the time of the 2011-12 Budget, the cost of the 2010-11 floods and Cyclone Yasi was estimated at $6.671 billion ($6.799 billion including non-NDRRA expenditure). Updated estimates indicate that the total cost of these disasters will be $6.884 billion ($7 billion including non-NDRRA). The majority of the cost increase reflects an increase in the cost of repairing local government assets.

Table 4

Floods and Cyclone Yasi Estimates of Expenditure Less Reallocations

Budget to Mid Year Fiscal and Economic Review

	Budget $ million	MYFER $ million	Difference $ million
NDRRA Expenditure
State roads	2,894	2,894	—
Local Government assets	2,746	3,114	368
Other State assets	150	150	—
Support services and other payments	492	496	4
Loans	389	230	(159)
Total NDRRA Expenditure	6,671	6,884	213
Non-NDRRA Expenditure	128	128	—

TOTAL[1]	6,799	7,012	213

Note:	1. This total does not include reallocations from prior events to current events.

In addition, $363 million has been reallocated from previous disasters to the 2010-11 flood and Yasi events reflecting instances where assets already damaged from prior events were subject to further damage from the floods and Yasi, in line with NDRRA conventions. This brings the total NDRRA cost of the 2010-11 flood and Cyclone Yasi to $7.2 billion.

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Since the 2011-12 Budget, post Yasi disaster events have added approximately $285 million to the total cost of disasters. This is in addition to $1.872 billion in costs across the forward estimates from previous events, bringing the total cost of natural disasters to $8.2 billion from 2011-12 to 2013-14.

The bulk of the reconstruction activity will occur in rebuilding roads, bridges and transport infrastructure including by local governments. Other State assets such as schools were also damaged by the disasters and required restoration. In addition to this, substantial assistance has been provided to individuals and small businesses and primary producers. Table 5 outlines total natural disaster spending across the forward estimates, by type.

Table 5

NDRRA Spending1

	2011-12 $ million	2012-13 $ million	2013-14 $ million
State Roads	1,366	2,038	900
Other State assets	158	49	—
State grants	167	—	—
Local government	1,511	957	842
Loans	213	—	—
Total expenditure	3,415	3,044	1,742
Less loans/capitalised expenditure	978	1,314	450
Total expenses	2,437	1,730	1,292

Note:

1.	This is the total cost of all NDRRA events across 2011-12 to 2013-14, comprising 2010-11 floods and Cyclone Yasi, previous events, and events that have occurred after Cyclone Yasi.

Under NDRRA, the Australian Government is responsible for up to 75 percent of the cost of natural disasters. The Commonwealth has confirmed that it will provide a further advance of $1.4 billion (in addition to the $2 billion advance payment made in 2010-11 and the $500 million already committed for 2011-12). The Commonwealth has also indicated that all remaining NDRRA payments will be made on a reimbursement basis the financial year after the spending is incurred.

The timing of the Australian Government’s NDRRA payments has a significant impact on Queensland’s operating position across the forward estimates particularly in light of the significant advance payments provided to Queensland. This results in a timing separation between revenue and expenditure. In addition, any expenditure which is capitalised and therefore not expensed will also change the underlying fiscal position of Government.

Table 6 presents the underlying net operating balance of the General Government Sector after removing the impact of natural disasters.

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Table 6

Impact of NDRRA funding on the net operating balance1

	2011-12 $ million	2012-13 $ million	2013-14 $ million	2014-15 $ million
Published net operating balance	(2,853)	(4,213)	(1,261)	60
less NDRRA revenue [2,3]	2,594	—	1,611	1,220
add NDRRA operating expenses[3]	2,437	1,730	1,292	—
Underlying net operating balance	(3,010)	(2,483)	(1,580)	(1,160)

Notes:

1.	Includes revenue and expenditure in relation to all events from 2009.
2.	Following the advance payments from the Australian Government, the remaining revenues are expected to lag expenses by up to 12 months as per advice from the Australian Government.
3.	Excludes loans provided through the State, which are not treated as revenue.

The movement in NDRRA revenue and expense since Budget has led to an improved net operating balance in 2011-12 and 2014-15 and a converse deterioration of the operating balance in 2012-13 and 2013-14. Across the forward estimates, the movement in NDRRA revenue and expenses is largely neutral.

Net Operating Balance

General Government

The $1.205 billion improvement in the net operating balance in 2011-12 since the Budget primarily reflects:

•	the advance payment of $1.4 billion from the Australian Government related to NDRRA as well as slightly lower than forecast NDRRA expense

•	downward revisions to taxes, royalties and GST revenue of approximately $303 million with tax policy decisions marginally offsetting this deterioration

•	policy decisions of Government, including the funding associated with the 2018 Gold Coast Commonwealth Games

•	lower than expected net flows from Government owned corporations in part due to increased community service obligation payments, in particular to Ergon Energy as a result of lower energy load.

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Table 7 provides a reconciliation of the current net operating balance for 2011-12 to the 2011-12 Budget estimate.

Table 7

Reconciliation of 2011-12 Budget and MYFER net operating balances1

2011-12 $ million
2011-12 Budget net operating balance	(4,058)
Natural disasters[2]	1,599
Taxes[3]	(29)
Royalties[4]	(188)
GST[5]	(86)
Other revenue	(23)
GOC net flows	(82)
Policy decisions[6]	(132)
Other technical adjustments[7]	147
2011-12 Mid Year Fiscal and Economic Review net operating balance	(2,853)

Notes:

1.	Denotes impact on net operating balance. Numbers may not add due to rounding.
2.	Reflects changes in natural disaster revenue and expense as per previous discussion.
3.	Reflects changes in taxation estimates across a range of State taxes (excluding policy decisions) as outlined in the section on Revenue.
4.	Reflects changes in royalty estimates as outlined in the section on Revenue.
5.	As advised by the Australian Government in their 2011-12 Mid Year Economic and Fiscal Outlook.
6.	Reflects policy decisions since the 2011-12 Budget. Major variances include funding for the 2018 Commonwealth Games along with the savings and revenue measures outlined in detail later in the document.
7.	Reflects the impact of a range of technical adjustments such as a change in timing of Commonwealth NPP payments, partially offset by the cost of reinsuring the State’s assets, growth funding and actuarial adjustments to the superannuation and long service leave schemes.

As outlined in Table 3, the General Government sector is expected to show headline net operating deficits across all years before returning to a surplus in 2014-15. Major movements from the 2011-12 Budget over the forward estimates period include:

•

a change in the quantum and timing of NDRRA expenses and revenue which leads to year to year variations in the operating result. However, its impact is largely neutral across the forward estimates as a whole

•	a deterioration of $1.144 billion in GST, taxation and royalty revenue across the forward estimates, excluding policy decisions

•

$883 million reduction in Government owned corporation net flows reflecting increased community service obligation payments to Queensland Rail and Ergon Energy as well as the impact of the introduction of the carbon tax in 2012 on State Government owned electricity generation assets

•	an expense provision of $100 million per annum from 2012-13 for the introduction of a carbon price from 1 July 2012

•	a combined net saving across the forward estimates of $737 million arising from policy decisions of Government including spending, savings and revenue measures.

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Expenses

Expenses in 2011-12 are expected to be $204 million (or 0.4%) higher than the Budget estimate mostly as a result of policy decisions of Government. Grants expense is slightly below the 2011-12 Budget estimate reflecting a recashflowing of NDRRA grants to local councils.

Expenditure policy decisions of Government since the 2011-12 Budget have been relatively small with the most significant spending decision related to the 2018 Gold Coast Commonwealth Games. Based on current estimates, the Games are expected to cost approximately $184 million in expenses and a further $161 million in capital over the forward estimates.

The Government’s Mines to Minds initiative has not been factored into the Mid Year Fiscal and Economic Review position given a decision is yet to be made on whether it will be established as individual trust accounts or a dedicated education fund. This initiative will be factored into the fiscal position when that decision has been made.

Expense estimates also include a provision of $100 million per annum from 2012-13 for the introduction of a carbon price from 1 July 2012. This will be further reviewed in the 2012-13 Budget.

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Revenue

General Government revenue in 2011-12 is estimated to be $44.416 billion, $1.409 billion higher than the 2011-12 Budget estimate. This primarily reflects the $1.4 billion advance in NDRRA revenue from the Australian Government. Other movements since the 2011-12 include:

•

tax revenue has reduced by $29 million (excluding the impact of applying transfer duty to change in ownership of mining tenures). Although lower than expected levels of property market activity so far in 2011-12 has impacted transfer duty revenue, this has been largely offset by stronger than expected payroll tax receipts

•	a $188 million reduction in royalties primarily because the volume of coal exports in 2011-12 is expected to be 12 million tonnes less than estimated in the 2011-12 Budget.

Royalty assumptions for 2011-12 and the forward estimates are outlined in Table 22 in the appendix. Taxation and royalty projections are also included in the appendix.

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Table 8 outlines changes in taxation and royalty revenue since the 2011-12 Budget.

Table 8

Taxation and royalty revenue1

	2010-11 Actual $ million	2011-12 Budget $ million	2011-12 Revised $ million
Payroll tax	3,023	3,263	3,492
Duties
Transfer	1,933	2,180	1,960
Vehicle registration	432	462	440
Insurance[2]	483	528	538
Other duties[3]	33	28	31
Total duties	2,881	3,198	2,969
Gambling taxes and levies
Gaming machine tax	550	568	575
Health Services Levy	40	41	44
Lotteries taxes	216	221	225
Wagering taxes	40	42	38
Casino taxes	80	88	88
Keno tax	20	20	22
Total gambling taxes and levies	945	981	992
Other taxes
Land tax	1,042	1,064	1,047
Motor vehicle registration	1,336	1,373	1,383
Fire levy	314	335	330
Community Ambulance Cover[4]	152	25	30
Guarantee fees	219	234	211
Other taxes	63	54	55
Total taxation revenue	9,975	10,527	10,509
Royalties
Coal	2,357	2,755	2,633
Other royalties and land rents	519	690	623
Total royalties and land rents	2,876	3,445	3,257

Notes:

1.	Numbers may not add due to rounding.
2.	Includes duty on accident insurance premiums.
3.	Includes duty on life insurance premiums.
4.	The Community Ambulance Cover levy was abolished from 1 July 2011. A small amount of accrued liability for Community Ambulance Cover has been received in 2011-12.

Compared to the 2011-12 Budget, total movements from 2011-12 to 2014-15 are:

•

an increase of $276 million in taxation revenue reflecting policy decisions of $600 million and a reduction of $324 million arising from a lower than expected level of property market activity, partly offset by stronger than expected growth in payroll tax

•	a reduction of $276 million in royalty and land rent revenue

•	a $544 million reduction in GST revenue reflecting the Australian Government’s downward revision to the forecast size of the GST pool.

Mid Year Fiscal and Economic Review 2011-12	17

Fiscal Principles

The fiscal principles of the Queensland Government are broadly based around three themes: fiscal sustainability; a competitive tax regime; and managing the State’s balance sheet.

The 2011-12 MYFER includes a number of measures driven by the pursuit of these principles. They are in addition to the following measures taken in recent years:

•	increases in motor vehicle registration fees

•	significant reform of the State’s royalty system in 2008-09 following a review of Queensland’s royalty regime

•	progressive reforms to transfer duty rates and concessions

•	an increase in the tax rate on casino gaming machine wins

•	introduction of a price path for Translink services

•	the abolition of the Queensland Fuel Subsidy Scheme on 1 July 2009

•	the Voluntary Separation Program with a program of 3,500 voluntary separations from non-service delivery areas of Government

•	public sector efficiency targets which rise to $500 million in 2014-15

•	reforms to various grant programs including local government grants and subsidies following the Local Government Reform Program

•	establishment of a $10 billion indicative limit from 2013-14 onwards for the annual capital program

•	a program of asset sales which included Forestry Plantations Queensland, Queensland Motorways Limited, Abbot Point Coal Terminal, Port of Brisbane Corporation, and QR National Limited

•	reform of the Government owned corporations sector including increased private sector provision of infrastructure

•	closure of QSuper’s defined benefit account to new members.

The fiscal principles of the Queensland Government are:

•

In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation).

As a result of the mismatch between the timing of Australian Government NDRRA funding and the associated expenditures, operating expenses are expected to exceed operating revenue in 2012-13. However, this principle is expected to be met in 2011-12 and from 2013-14 onwards.

•	Growth in own-purpose expenses in the General Government sector not to exceed real per capita growth.

The Government remains committed to ensuring that, on average across the forward estimates, own-purpose expenses growth will not exceed the real per capita constraint. The savings measures introduced by the Government will assist in achieving this principle. On average across the forward estimates, own-purpose expenses are expected to grow by 3.85% per annum, compared to real per capita growth of 4.88%.

Mid Year Fiscal and Economic Review 2011-12	18

•	Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16.

Despite a moderation in the underlying fiscal outlook since the 2011-12 Budget, the Queensland Government is committed to returning to a net operating surplus no later than 2015-16, noting that the headline operating surplus projected for 2014-15 reflects the expected receipt of NDRRA revenues with no offsetting expense in that year.

Consistent with the projection in the 2011-12 Budget, Figure 10 indicates Queensland is on track to achieve a surplus in 2015-16. This reflects the fiscal benefits of the measures outlined in this document, largely offsetting the impact of other revisions to the operating position since Budget, by the end of the forward estimates period.

The projected surplus in 2015-16 is reliant on the Government’s commitment that own-purpose expenses growth will not exceed real per capita growth. A key aspect of this commitment is ensuring that future public service wage outcomes are kept at a level that restrains total expenses growth.

Mid Year Fiscal and Economic Review 2011-12	19

•	Maintain a competitive tax environment for business.

Per capita tax collections in Queensland in 2011-12 are estimated at $2,271, compared with an estimated $2,711 for the average of the other states.

•	Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public sector.

The net financial liability to revenue ratio is expected to peak in 2012-13 at 123% and stabilise at slightly below that level for the remainder of the forward estimates. This is an improvement on the ratio estimated in the 2011-12 Budget, which was projected to reach 127% in 2014-15.

•	Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice.

As at the most recent actuarial review (released June 2011), accruing superannuation liabilities were fully funded when the transfer of Queensland Motorways Limited to the Queensland Investment Corporation’s investment trust were taken into account.

Mid Year Fiscal and Economic Review 2011-12	20

Table 9

The fiscal principles of the Queensland Government

Principle	Indicator
Fiscal sustainability

		Operating Revenue ($ million)	Operating expenses less depreciation ($ million)
In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)	2010-11	41,957	40,967
	2011-12	44,416	44,384
	2012-13	43,631	44,715
	2013-14	48,150	46,045
	2014-15	50,257	46,678

	Growth in:	Own purpose expense	Inflation plus population
Growth in own-purpose expenses in the General Government sector not to exceed real per capita growth	2010-11	11.4%	5.05%
	2011-12	9.10%	4.25%
	2012-13	1.92%	5.75%
	2013-14	2.97%	4.75%
	2014-15	1.41%	4.75%
	Avg over FEs	3.85%	4.88%

	Net operating balance ($ million)
Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16	2010-11		(1,516)
	2011-12		(2,853)
	2012-13		(4,213)
	2013-14		(1,261)
	2014-15		60
Competitive tax regime

	Taxation revenue per capita, 2011-12
Maintain a competitive tax environment for business	Queensland:		$2,271
	Average of other states and territories:		$2,711
Managing the State’s balance sheet

	Net Financial Liabilities/Revenue Non-financial Public Sector
Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public Sector	2010-11		84%
	2011-12		102%
	2012-13		123%
	2013-14		122%
	2014-15		122%
Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice	As at last actuarial review (released June 2011), accruing superannuation liabilities were fully funded when the QML transaction is taken into account. The State Actuary reviews the scheme every 3 years.

Mid Year Fiscal and Economic Review 2011-12	21

CASH FLOWS AND BALANCE SHEET

Non-financial Public Sector

The Non-financial Public (NFP) sector is essentially the amalgam of the General Government and PNFC sectors, with transactions between these sectors being eliminated.

Gross borrowings of $62.352 billion are projected at 30 June 2012 in the NFP sector, $2.736 billion less than the 2011-12 Budget estimate due to the $1.4 billion advance NDRRA payment from the Australian Government together with lower borrowings in the PNFC Sector. By 2014-15, gross borrowings are expected to reach $85.378 billion.

Purchases of non-financial assets (capital spending) of $11.833 billion are expected in the NFP sector in 2011-12, $480 million (3.9%) less than the 2011-12 Budget estimate, primarily due to reduced electricity network capital investment. This also accounts for lower capital spending across the forward estimates.

Over the period 2011-12 to 2014-15, NFP sector purchases of non-financial assets of $43.170 billion are planned. This is $808 million less than anticipated at the time of the 2011-12 Budget.

Mid Year Fiscal and Economic Review 2011-12	22

General Government Sector

Cash surplus/deficit

A cash deficit of $6.914 billion is expected in 2011-12, an improvement of $1.001 billion in the deficit since Budget primarily as a result of the $1.4 billion advance NDRRA payment from the Australian Government, partially offset by other adjustments such as reduced key revenue flows and policy decisions of Government.

Capital purchases

Purchases of non-financial assets are expected to be $7.292 billion in 2011-12, $112 million (1.6%) higher than the 2011-12 Budget estimate of $7.180 billion reflecting some revisions to the expected timing of expenditure.

Over the period 2011-12 to 2014-15, purchases of non-financial assets of $25.339 billion are planned, $260 million more than at the time of the 2011-12 Budget, partially reflecting the impact of post Yasi natural disasters as well as capital investment for the 2018 Commonwealth Games, partially offset by capital savings across the forward estimates of $506.5 million.

Borrowings

Net borrowings of $8.172 million are expected in 2011-12, a decrease of $759 million compared with the 2011-12 Budget estimate. Again, the revised position primarily reflects the $1.4 billion advance NDRRA payment from the Australian Government.

Net borrowings over 2011-12 and the forward estimates are expected to be $25.534 billion, $1.640 billion more than forecast at Budget largely reflecting the deterioration in the net operating balance across the forward estimates since the 2011-12 Budget and modestly higher capital investment.

Gross borrowings (the stock of borrowings outstanding as stated in the balance sheet) of $32.158 billion are forecast at 30 June 2012, $1.027 billion less than the Budget estimate, again reflecting the re-profiling of the NDRRA payments from the Australian Government.

Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector entities.

The net worth of the General Government sector at 30 June 2012 is estimated at $171.282 billion. This is $5.741 billion lower than the forecast in the 2011-12 Budget, primarily due to downward revaluations of land and other fixed assets, such as roads, in the 30 June 2011 year-end process, to reflect market value. These revaluations were finalised for the 30 June 2011 audited actual process and relate in large part to the effect of natural disasters. In addition, there has been a decrease in the value of the PNFC Sector due mainly to changes in the valuation of electricity infrastructure to take account of the Australian Government’s carbon tax. The 30 June 2012 estimate is in line with the 30 June 2011 outcome of $171.222 billion.

Mid Year Fiscal and Economic Review 2011-12	23

Net debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements.

In 2011-12, net debt in the General Government sector is estimated to be negative $3.206 billion, compared to negative $1.528 billion estimated at the time of the 2011-12 Budget. The improvement in the General Government net debt position primarily reflects the improvement in the net operating balance in 2011-12 on the back of the advance NDRRA payment from the Australian Government.

Queensland’s negative net debt of $693 per capita compares well to the weighted average net debt of $2,036 per capita in the other states.

Table 10

Projected net debt per capita at 30 June 2012

	QLD	NSW	VIC	WA	SA	TAS
Net debt per capita ($)	(693)	1,470	2,983	1,498	2,670	103

Sources: Mid Year Updates for all jurisdictions except Tasmania which is based on Budget numbers. Population data is based on Australian Government Mid Year Economic and Fiscal Outlook forecasts.

Public Non-financial Corporations Sector

The PNFC Sector is forecast to achieve a net operating balance of $390 million in 2011-12 ($192 million improvement on the 2011-12 Budget) and have capital purchases of $4.542 billion (down $592 million on Budget). Capital spending over 2011-12 and the outyears is expected to total $17.832 billion, a decrease of $1.067 billion from the Budget estimate of $18.899 billion. Reflecting this revised capital position and the improved net operating balance, 2011-12 gross borrowings are expected to be $1.708 billion less than forecast in the 2011-12 Budget. Net borrowings in 2011-12 are forecast to be $1.469 billion, $1.489 billion lower than the Budget estimate of $2.958 billion.

Since the 2011-12 Budget major influences on the PNFC sector include the:

•	introduction of the Australian Government’s carbon tax which has had a downward impact on profitability

•	independent review of electricity network capital (refer to following discussion)

•	electricity generator review.

Mid Year Fiscal and Economic Review 2011-12	24

Independent Review of Queensland Electricity Network Businesses

An independent review of the Queensland electricity network businesses (Energex, Ergon and Powerlink) which was undertaken by the same panel as the 2004 “Somerville Review” found that the state of the distribution network has improved significantly since the original 2004 review. Changes to security standards have been recommended by the Panel with consequent reductions in planned capital expenditure. The Panel consider that this will not be detrimental to existing network performance. The Panel also recommended amendments to Energex’s Minimum Service Standard targets (the final decision on these standards rests with the Queensland Competition Authority).

The effect of this Review and demand related reductions are to reduce capital expenditure in Energex and Ergon by $1.5 billion over the 5 year regulatory period and consequently lower borrowings for these entities. A total of $1.145 billion has been identified as reduced capital requirements over the forward estimates period as a result of this review. Lower projected demand growth will also contribute to these savings.

2011-12 MID YEAR FISCAL AND ECONOMIC REVIEW REVENUE AND SAVINGS MEASURES1

Expense

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Savings Dividend - Extension of the Voluntary Separation Program	—	—	(150.0)	(150.0)

In the 2010-11 Mid Year Fiscal and Economic Review, the Queensland Government announced a Voluntary Separation Program aimed at achieving some 3,500 separations. Some 3,339 offers have currently been accepted, with some agencies still to complete their programs.

The Government will be directing Queensland Government entities to reopen their programs and refresh expressions of interest pools to achieve further savings. Over 9,000 expressions of interest were received from public servants under the current VSP.

It is estimated that up to an additional 1,500 public servants will depart under the extended VSP, bringing the total number of public servants exiting under this program to 5,000. All savings generated under this proposal will be returned to the Consolidated Fund as agency savings dividends.

This will provide agencies with the capacity to achieve the savings dividend of $150 million per annum from 2013-14.

The Government is committed to achieving these savings through active central agency management of the program of separations and will review progress in the 2012-13 Budget to ensure any required additional effort is implemented to achieve the full $150 million savings.

[1]	Where expense or capital measures are negative it represents a savings and where they are positive it represents a cost. Where revenue measures are positive it represents additional revenue.

Mid Year Fiscal and Economic Review 2011-12	25

Revenue

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Increased Cost Recovery – DEEDI – Major Projects and Mining Services	—	9.5	19.0	19.0

The Department of Employment, Economic Development and Innovation (DEEDI) and the Coordinator General provide services to industry in the areas of mining and major projects. The cost of providing these services is not fully covered by the fees charged.

The cost of administering mining and petroleum functions is not fully met by fees charged. It is proposed that fees and charges will be increased by $5 million per annum to address the shortfall.

Currently, DEEDI imposes a levy on industry which covers the costs of the health and safety inspectorate. The levy does not currently allow for the costs associated with safety at abandoned mines. It is proposed that the levy be increased by $8 million per annum to meet these costs.

The Coordinator General provides major project services to the private sector but does not fully recover the cost of these services. It is proposed that the fees for services including Environmental Impact Statement fees and Material Change of Use application fees will be increased to fully recover costs.

It is proposed that the revised fees and charges take effect from 1 January 2013, allowing sufficient time for the Regulatory Assessment Statement process to take place.

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Deferral of Abolition of Duty on Transfer of Core Business Assets	—	—	240.0	260.0

The Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations required the abolition or review of a number of State taxes. Since then, Queensland has abolished eight taxes at a cumulative cost over the period 2005-06 to 2011-12 of $3.5 billion.

In light of the significant deterioration over recent years in the revenue performance of key taxes such as transfer duty and goods and services tax, the abolition of duty on the transfer of core business assets will be deferred until the Budget can accommodate the abolition.

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Net Revenue from Cash Bidding for Prospective Exploration Land	(2.5)	35.0	95.0	95.0

Due to the tightly held nature of coal and petroleum (including coal seam gas) tenure and tenements, highly prospective areas are known to attract strong investor interest, for which the State receives no revenue. It is therefore proposed that a relatively small number of such prospective areas will be subject to a competitive cash bidding process. This is also in keeping with Recommendation 49 of the Henry Tax Review which recommended that “..state governments should consider using a cash bidding system to allocate exploration permits”.

Mid Year Fiscal and Economic Review 2011-12	26

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Duty on the Transfer of Exploration Permits	10.0	30.0	30.0	30.0

Transfer Duty is currently payable on the transfer of mining and petroleum tenures. However, direct and indirect transfers of exploration permits or authorities to prospect do not attract duty.

With immediate effect, duty will also apply to the direct and indirect transfer of exploration permits and authorities to prospect. The grant of mining tenures including exploration permits and authorities will continue to be exempt from duty.

This policy change will more closely align Queensland’s duty treatment of exploration permits and authorities to other resource states.

Capital

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Reducing the Holdings of the Estates Construction Fund		(40.0)	(80.0)	(80.0)

The Estates Construction Fund is the vehicle through which the Government develops land for industrial purposes. Given the strengthening outlook for business investment it is expected that demand will increase and the extent of holdings will be reduced with the proceeds returned to the Consolidated Fund.

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
CoastConnect:Caloundra to Maroochydore Quality Bus Corridor	—	—	—	(26.0)

The Government will defer by one year the CoastConnect: Caloundra to Maroochydore quality bus corridor, saving $26 million over the forward estimates. Staged construction was expected to commence from 2014. The total estimated cost of the CoastConnect project is $366.3 million.

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Interim: High Occupancy Vehicle Lanes: Kedron to Chermside	—	—	(20.0)	(19.1)

The Government has decided to defer this High Occupancy Vehicle project.

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Queensland Police Academy	—	(164.9)	(176.5)	—

The Government will defer completion of the new Police Academy at Wacol, saving an estimated $341.4 million over the forward estimates.

To date, approximately $110 million has been committed to the Police Academy. Completed infrastructure includes the Driver Training Centre and refurbishment of some heritage buildings.

Mid Year Fiscal and Economic Review 2011-12	27

	2011-12 $million	2012-13 $million	2013-14 $million	2014-15 $million
Queensland Kindergartens
Capital Saving	—	(80.0)	(20.0)	—
Additional Recurrent Funding	3.25	6.5	6.5	6.5

The Government has pledged to provide universal access to kindergartens across Queensland.

This commitment set a target of achieving 65% attendance in 2011, which has been achieved.

The Government committed to build up to 240 new kindergarten services, based on projections of a requirement for both new kindergartens as well as many Long Day Care centres, including a qualified teacher to provide a kindergarten program.

To date 121 new kindergarten services have been opened or will be open for 2013. The Government now projects that a further 45 extra services will be required to meet the overall demand for services. The reduced requirement for new services results in a capital saving of $100 million.

The Government is supplementing the recurrent allocation by $6.5 million per annum to assist in the achievement of future targets.

Mid Year Fiscal and Economic Review 2011-12	28

UNIFORM PRESENTATION FRAMEWORK AND LOAN COUNCIL ALLOCATION

Uniform Presentation Framework Information

Table 11

General Government Sector Operating Statement 1

		2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
	Revenue from Transactions
	Taxation revenue	10,527	10,509	11,337	12,315	13,364
	Grants revenue	20,262	21,898	19,426	22,331	22,732
	Sales of goods and services	4,559	4,510	4,835	5,113	5,290
	Interest income	2,477	2,461	2,616	2,694	2,765
	Dividend and income tax equivalent income	1,047	1,038	1,174	1,467	1,753
	Other revenue	4,134	4,001	4,244	4,229	4,354
	Total Revenue from Transactions	43,007	44,416	43,631	48,150	50,257
Less	Expenses from Transactions
	Employee expenses	17,932	18,272	18,898	19,737	20,742
	Superannuation expenses
	Superannuation interest cost	1,201	1,221	1,235	1,324	1,325
	Other superannuation expenses	2,212	2,259	2,318	2,374	2,416
	Other operating expenses	9,597	9,560	9,588	9,561	9,499
	Depreciation and amortisation	2,872	2,885	3,129	3,365	3,519
	Other interest expenses	1,747	1,691	2,126	2,486	2,722
	Grants expenses	11,504	11,381	10,550	10,564	9,975
	Total Expenses from Transactions	47,065	47,269	47,844	49,410	50,197
Equals	Net Operating Balance	(4,058)	(2,853)	(4,213)	(1,261)	60
Plus	Other economic flows - included in operating result	(97)	(19)	(84)	(57)	37
Equals	Operating Result	(4,155)	(2,872)	(4,297)	(1,317)	98
Plus	Other economic flows - other movements in equity	3,211	3,103	4,286	3,766	4,378
Equals	Comprehensive Result - Total Change In Net Worth	(943)	231	(11)	2,449	4,476
	KEY FISCAL AGGREGATES
	Net Operating Balance	(4,058)	(2,853)	(4,213)	(1,261)	60
Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	7,180	7,292	6,987	6,250	4,810
	Less Sales of non-financial assets	226	242	283	213	234
	Less Depreciation	2,872	2,885	3,129	3,365	3,519
	Plus Change in inventories	39	43	(31)	61	46
	Plus Other movements in non-financial assets	213	229	195	206	206
	Equals Total Net Acquisition of Non-financial Assets	4,334	4,437	3,740	2,939	1,309
Equals	Net Lending / (Borrowing)	(8,392)	(7,290)	(7,954)	(4,200)	(1,249)

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	29

Table 12

Public Non-financial Corporations Sector Operating Statement 1

		2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
	Revenue from Transactions
	Grants revenue	2,129	2,208	2,360	2,465	2,519
	Sales of goods and services	7,406	7,161	8,368	9,215	10,033
	Interest income	108	91	91	91	94
	Other revenue	347	415	405	382	421
	Total Revenue from Transactions	9,991	9,875	11,225	12,153	13,066
Less	Expenses from Transactions
	Employee expenses	1,637	1,759	1,891	1,995	2,068
	Superannuation expenses
	Other superannuation expenses	211	208	226	232	238
	Other operating expenses	3,359	3,214	3,892	4,016	3,891
	Depreciation and amortisation	2,234	2,034	2,167	2,288	2,387
	Other interest expenses	2,073	1,991	2,240	2,431	2,592
	Grants expenses	27	16	17	18	19
	Other property expenses	252	262	274	383	439
	Total Expenses from Transactions	9,793	9,485	10,707	11,363	11,634
Equals	Net Operating Balance	198	390	518	791	1,432
Plus	Other economic flows - included in operating result	(249)	(221)	(248)	(196)	(271)
Equals	Operating Result	(51)	170	270	594	1,161
Plus	Other economic flows - other movements in equity	128	(1,279)	351	216	(265)
Equals	Comprehensive Result - Total Change In Net Worth	77	(1,109)	621	810	896
	KEY FISCAL AGGREGATES
	Net Operating Balance	198	390	518	791	1,432
Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	5,134	4,542	4,715	4,196	4,379
	Less Sales of non-financial assets	88	95	42	51	43
	Less Depreciation	2,234	2,034	2,167	2,288	2,387
	Plus Change in inventories	5	(9)	15	1	5
	Plus Other movements in non-financial assets	43	43	45	47	49
	Equals Total Net Acquisition of Non-financial Assets	2,861	2,447	2,566	1,906	2,003
Equals	Net Lending / (Borrowing)	(2,663)	(2,056)	(2,048)	(1,115)	(571)

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	30

Table 13

Non-financial Public Sector Operating Statement 1

		2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
	Revenue from Transactions
	Taxation revenue	10,202	10,203	10,974	11,926	12,954
	Grants revenue	20,411	22,060	19,580	22,502	22,922
	Sales of goods and services	11,605	11,319	12,821	13,918	14,895
	Interest income	2,586	2,552	2,707	2,786	2,858
	Dividend and income tax equivalent income	16	27	42	55	61
	Other revenue	4,481	4,416	4,649	4,611	4,774
	Total Revenue from Transactions	49,300	50,577	50,773	55,798	58,466
Less	Expenses from Transactions
	Employee expenses	19,480	19,946	20,689	21,629	22,705
	Superannuation expenses
	Superannuation interest cost	1,201	1,221	1,235	1,324	1,325
	Other superannuation expenses	2,423	2,467	2,544	2,605	2,654
	Other operating expenses	12,596	12,421	13,093	13,160	12,953
	Depreciation and amortisation	5,106	4,918	5,296	5,652	5,907
	Other interest expenses	3,586	3,471	4,115	4,645	5,024
	Grants expenses	9,551	9,350	8,361	8,288	7,665
	Total Expenses from Transactions	53,942	53,795	55,334	57,304	58,233
Equals	Net Operating Balance	(4,642)	(3,218)	(4,560)	(1,506)	233
Plus	Other economic flows - included in operating result	(346)	(320)	(332)	(253)	(234)
Equals	Operating Result	(4,988)	(3,537)	(4,892)	(1,758)	(1)
Plus	Other economic flows - other movements in equity	4,045	3,769	4,881	4,207	4,477
Equals	Comprehensive Result - Total Change In Net Worth	(943)	231	(11)	2,449	4,476
	KEY FISCAL AGGREGATES
	Net Operating Balance	(4,642)	(3,218)	(4,560)	(1,506)	233
Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	12,313	11,833	11,702	10,446	9,189
	Less Sales of non-financial assets	313	337	325	264	277
	Less Depreciation	5,106	4,918	5,296	5,652	5,907
	Plus Change in inventories	44	34	(15)	62	51
	Plus Other movements in non-financial assets	256	272	240	253	255
	Equals Total Net Acquisition of Non-financial Assets	7,194	6,884	6,306	4,845	3,312
Equals	Net Lending / (Borrowing)	(11,837)	(10,102)	(10,866)	(6,350)	(3,079)

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	31

Table 14

General Government Sector Balance Sheet 1

	2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Assets
Financial Assets
Cash and deposits	353	496	519	565	579
Advances paid	1,011	855	851	842	846
Investments, loans and placements	34,088	34,598	35,769	37,181	38,194
Receivables	3,864	4,351	4,535	4,744	5,101
Equity
Investments in other public sector entities	18,985	16,944	17,564	18,375	19,271
Investments - other	119	147	177	177	177
Total Financial Assets	58,420	57,390	59,415	61,884	64,168
Non-financial Assets
Land and other fixed assets	183,708	178,502	186,241	192,109	196,878
Other non-financial assets	5,907	5,538	5,926	6,347	6,852
Total Non-financial Assets	189,616	184,040	192,167	198,456	203,730
Total Assets	248,035	241,430	251,582	260,340	267,897
Liabilities
Payables	3,218	3,486	3,564	3,641	3,724
Superannuation liability	25,764	25,769	26,029	26,202	26,227
Other employee benefits	4,908	4,992	5,376	5,780	6,177
Advances received	740	584	572	554	510
Borrowing	33,185	32,158	41,490	47,049	49,549
Other liabilities	3,198	3,159	3,280	3,396	3,515
Total Liabilities	71,013	70,148	80,312	86,621	89,702
Net Worth	177,023	171,282	171,271	173,719	178,195

Net Financial Worth	(12,593)	(12,758)	(20,897)	(24,737)	(25,535)
Net Financial Liabilities	31,578	29,702	38,461	43,112	44,805
Net Debt	(1,528)	(3,206)	4,924	9,015	10,441

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	32

Table 15

Public Non-financial Corporations Sector Balance Sheet 1

	2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Assets
Financial Assets
Cash and deposits	1,643	1,584	1,797	2,004	2,108
Advances paid	296	274	274	279	291
Investments, loans and placements	376	247	125	83	69
Receivables	1,851	2,059	2,132	2,233	2,293
Equity
Investments - other	104	137	168	183	201
Total Financial Assets	4,271	4,303	4,496	4,782	4,962
Non-financial Assets
Land and other fixed assets	56,674	53,639	56,966	59,716	62,649
Other non-financial assets	1,319	1,151	1,266	1,350	1,477
Total Non-financial Assets	57,992	54,790	58,232	61,066	64,126
Total Assets	62,263	59,093	62,728	65,849	69,088
Liabilities
Payables	2,035	2,259	2,408	2,552	2,867
Superannuation liability	68	(92)	(100)	(100)	(99)
Other employee benefits	690	731	746	762	778
Deposits held	16	23	25	28	30
Advances received	11	11	10	9	8
Borrowing	31,902	30,194	32,682	34,330	35,830
Other liabilities	7,403	7,511	7,880	8,381	8,892
Total Liabilities	42,126	40,637	43,652	45,962	48,306
Net Worth	20,137	18,455	19,076	19,887	20,782

Net Financial Worth	(37,855)	(36,335)	(39,156)	(41,180)	(43,344)
Net Debt	29,614	28,122	30,521	32,001	33,400

Notes:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	33

Table 16

Non-financial Public Sector Balance Sheet 1

	2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Assets
Financial Assets
Cash and deposits	1,996	2,080	2,316	2,569	2,687
Advances paid	1,296	1,117	1,114	1,111	1,128
Investments, loans and placements	34,466	34,845	35,894	37,263	38,263
Receivables	4,565	5,283	5,451	5,627	5,748
Equity
Investments in other public sector entities	(1,088)	(1,511)	(1,511)	(1,511)	(1,511)
Investments - other	222	285	345	360	378
Total Financial Assets	41,458	42,100	43,609	45,421	46,693
Non-financial Assets
Land and other fixed assets	240,347	232,140	243,207	251,825	259,526
Other non-financial assets	791	917	982	1,054	1,170
Total Non-financial Assets	241,138	233,057	244,188	252,879	260,697
Total Assets	282,596	275,156	287,797	298,300	307,390
Liabilities
Payables	4,123	4,657	4,795	4,881	4,984
Superannuation liability	25,832	25,677	25,929	26,102	26,127
Other employee benefits	5,598	5,723	6,122	6,542	6,955
Deposits held	16	23	25	28	30
Advances received	740	584	572	555	511
Borrowing	65,088	62,352	74,172	81,378	85,378
Other liabilities	4,176	4,859	4,910	5,094	5,210
Total Liabilities	105,573	103,875	116,527	124,580	129,195
Net Worth	177,023	171,282	171,271	173,719	178,195

Net Financial Worth	(64,115)	(61,775)	(72,918)	(79,159)	(82,502)
Net Financial Liabilities	63,028	60,264	71,407	77,648	80,991
Net Debt	28,085	24,916	35,445	41,016	43,841

Notes:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	34

Table 17

General Government Sector Cash Flow Statement 1

	2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Cash Receipts from Operating Activities
Taxes received	10,526	10,505	11,336	12,314	13,363
Grants and subsidies received	20,275	21,911	19,440	22,346	22,744
Sales of goods and services	5,161	5,126	5,445	5,719	5,905
Interest receipts	2,477	2,462	2,616	2,695	2,765
Dividends and income tax equivalents	1,201	1,027	1,074	1,300	1,453
Other receipts	6,028	5,793	6,286	5,854	5,958
Total Operating Receipts	45,668	46,825	46,198	50,227	52,188
Cash Payments for Operating Activities
Payments for employees	(20,704)	(20,892)	(21,799)	(22,849)	(24,052)
Payments for goods and services	(11,673)	(11,570)	(11,654)	(11,300)	(11,179)
Grants and subsidies	(11,482)	(11,520)	(10,478)	(10,471)	(9,883)
Interest paid	(1,747)	(1,692)	(2,134)	(2,494)	(2,731)
Other payments	(1,023)	(1,015)	(886)	(884)	(893)
Total Operating Payments	(46,629)	(46,689)	(46,950)	(47,998)	(48,738)
Net Cash Inflows from Operating Activities	(961)	136	(752)	2,229	3,450
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,180)	(7,292)	(6,987)	(6,250)	(4,810)
Sales of non-financial assets	226	242	283	213	234
Net Cash Flows from Investments in Non-financial Assets	(6,954)	(7,050)	(6,705)	(6,036)	(4,576)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	(484)	1,160	(665)	(616)	(294)
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,045)	(1,235)	(1,159)	(1,065)	(1,003)
Receipts from Financing Activities
Advances received (net)	221	136	(16)	(21)	(48)
Borrowing (net)	8,931	8,172	9,320	5,556	2,486
Net Cash Flows from Financing Activities	9,152	8,308	9,304	5,534	2,438
Net Increase/(Decrease) in Cash held	(293)	1,319	23	46	14
Net cash from operating activities	(961)	136	(752)	2,229	3,450
Net cash flows from investments in non-financial assets	(6,954)	(7,050)	(6,705)	(6,036)	(4,576)
Surplus/(Deficit)	(7,915)	(6,914)	(7,456)	(3,807)	(1,126)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(7,915)	(6,914)	(7,456)	(3,807)	(1,126)
Acquisitions under finance leases and similar arrangements	(67)	(67)	(15)	(26)	(26)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(7,982)	(6,980)	(7,471)	(3,833)	(1,152)

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	35

Table 18

Public Non-financial Corporations Sector Cash Flow Statement 1

	2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	2,114	2,353	2,364	2,463	2,508
Sales of goods and services	8,141	7,630	9,094	10,004	10,925
Interest receipts	108	91	91	91	94
Other receipts	999	937	887	843	899
Total Operating Receipts	11,363	11,011	12,436	13,401	14,427
Cash Payments for Operating Activities
Payments for employees	(1,846)	(1,931)	(2,110)	(2,212)	(2,290)
Payments for goods and services	(4,035)	(3,668)	(4,426)	(4,398)	(4,439)
Grants and subsidies	(24)	(13)	(14)	(14)	(15)
Interest paid	(1,986)	(1,968)	(2,233)	(2,424)	(2,586)
Other payments	(1,301)	(1,200)	(1,170)	(1,398)	(1,397)
Total Operating Payments	(9,192)	(8,780)	(9,953)	(10,446)	(10,728)
Net Cash Inflows from Operating Activities	2,171	2,231	2,483	2,954	3,699
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(5,134)	(4,542)	(4,715)	(4,196)	(4,379)
Sales of non-financial assets	88	95	42	51	43
Net Cash Flows from Investments in Non-financial Assets	(5,046)	(4,447)	(4,673)	(4,145)	(4,337)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	156	134	(30)	(16)	(18)
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	23	321	10	11	11
Receipts from Financing Activities
Borrowing (net)	2,958	1,469	2,541	1,649	1,487
Dividends paid	(918)	(737)	(756)	(865)	(1,035)
Other financing (net)	452	(1,504)	636	619	297
Net Cash Flows from Financing Activities	2,492	(772)	2,422	1,403	749
Net Increase/(Decrease) in Cash held	(204)	(2,533)	213	207	104
Net cash from operating activities	2,171	2,231	2,483	2,954	3,699
Net cash flows from investments in non-financial assets	(5,046)	(4,447)	(4,673)	(4,145)	(4,337)
Dividends paid	(918)	(737)	(756)	(865)	(1,035)
Surplus/(Deficit)	(3,793)	(2,953)	(2,945)	(2,056)	(1,673)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(3,793)	(2,953)	(2,945)	(2,056)	(1,673)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(3,793)	(2,953)	(2,945)	(2,056)	(1,673)

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	36

Table 19

Non-financial Public Sector Cash Flow Statement1

	2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Cash Receipts from Operating Activities
Taxes received	10,201	10,200	10,973	11,925	12,953
Grants and subsidies received	20,413	22,078	19,588	22,518	22,926
Sales of goods and services	12,942	12,405	14,158	15,313	16,403
Interest receipts	2,586	2,553	2,707	2,786	2,859
Dividends and income tax equivalents	22	40	30	44	56
Other receipts	7,027	6,730	7,173	6,696	6,857
Total Operating Receipts	53,191	54,005	54,629	59,282	62,055
Cash Payments for Operating Activities
Payments for employees	(22,461)	(22,738)	(23,810)	(24,958)	(26,237)
Payments for goods and services	(15,364)	(14,904)	(15,717)	(15,306)	(15,209)
Grants and subsidies	(9,531)	(9,345)	(8,276)	(8,195)	(7,572)
Interest paid	(3,500)	(3,449)	(4,115)	(4,646)	(5,028)
Other payments	(2,045)	(1,938)	(1,736)	(1,860)	(1,895)
Total Operating Payments	(52,900)	(52,375)	(53,654)	(54,964)	(55,942)
Net Cash Inflows from Operating Activities	290	1,630	976	4,318	6,113
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(12,313)	(11,833)	(11,702)	(10,446)	(9,189)
Sales of non-financial assets	313	337	325	264	277
Net Cash Flows from Investments in Non-financial Assets	(12,000)	(11,496)	(11,377)	(10,182)	(8,912)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	128	106	(60)	(16)	(18)
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,022)	(914)	(1,149)	(1,054)	(993)
Receipts from Financing Activities
Advances received (net)	221	136	(16)	(21)	(48)
Borrowing (net)	11,889	9,641	11,862	7,205	3,973
Other financing (net)	(4)	(316)	1	3	3
Net Cash Flows from Financing Activities	12,105	9,460	11,846	7,186	3,928
Net Increase/(Decrease) in Cash held	(498)	(1,214)	236	253	118
Net cash from operating activities	290	1,630	976	4,318	6,113
Net cash flows from investments in non-financial assets	(12,000)	(11,496)	(11,377)	(10,182)	(8,912)
Surplus/(Deficit)	(11,710)	(9,866)	(10,401)	(5,863)	(2,799)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(11,710)	(9,866)	(10,401)	(5,863)	(2,799)
Acquisitions under finance leases and similar arrangements	(67)	(67)	(15)	(26)	(26)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(11,776)	(9,933)	(10,416)	(5,889)	(2,825)

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2011-12	37

Loan Council Allocation

Table 20

Loan Council Allocation1

		2011-12 Budget $ million	2011-12 Revised $ million
	General Government sector cash deficit/(surplus)[2]	7,915	6,914
	PNFC sector cash deficit/(surplus)[2]	3,793	2,953
	Non Financial Public Sector cash deficit/(surplus)[2]	11,710	9,866
	Acquisitions under finance leases and similar arrangements[3]	(67)	(67)
Equals	ABS GFS cash deficit/(surplus)	11,776	9,933
Less	Net cash flows from investments in financial assets for policy purposes	128	106
Plus	Memorandum Items[4]	1,992	2,017
	Loan Council Allocation	13,640	11,844

Notes:

1.	Numbers may not add due to rounding.
2.	Figures in brackets represent surpluses.
3.	Finance leases are shown with a negative sign as they are deducted in compiling the ABS GFS cash deficit/surplus.
4.	Memorandum items include operating leases and local government borrowings.

The revised LCA is outside the 2% tolerance level since Budget primarily as a result of the $1.4 billion advance NDRRA payment from the Australian Government and lower than budgeted capital spending in the Public Non-financial Corporation Sector.

Mid Year Fiscal and Economic Review 2011-12	38

APPENDIX

TAXATION AND ROYALTY REVENUE – 2010-11 TO 2014-15

Table 21

Taxation and royalty revenue1

	2010-11 Actual $ million	2011-12 Budget $ million	2011-12 Revised $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Payroll tax	3,023	3,263	3,492	3,867	4,250	4,664
Transfer duty	1,933	2,180	1,960	2,175	2,497	2,851
Other duties	948	1,018	1,009	1,092	1,167	1,248
Gambling taxes and levies	945	981	992	1,023	1,055	1,088
Land tax	1,042	1,064	1,047	1,089	1,155	1,224
Motor vehicle registration	1,336	1,373	1,383	1,438	1,496	1,556
Other taxes	747	648	625	652	695	732
Total taxation revenue	9,975	10,527	10,509	11,337	12,315	13,364
Royalties
Coal	2,357	2,755	2,633	2,790	2,720	2,623
Other royalties	365	548	483	584	634	846
Land rents	154	142	140	148	158	168
Total royalties and land rents	2,876	3,445	3,257	3,523	3,512	3,638

Note:

1.	Numbers may not add due to rounding.

ROYALTY ASSUMPTIONS

Table 22

Royalty Assumptions

	2011-12 Revised	2012-13 Projection	2013-14 Projection	2014-15 Projection
Tonnages – Crown Export Coal (Mt)	163	189	205	221
Exchange Rate US$ per A$	1.03	0.97	0.93	0.91
Year Average Coal Prices
Hard Coking	270	230	200	180
Semi-Soft	200	170	150	140
Thermal	125	125	115	105

Mid Year Fiscal and Economic Review 2011-12	39

State Budget 2011 — 12

Mid Year Fiscal and Economic Review